Exhibit 99.2

Early Warning Report

Vancouver, May 10, 2017: Fortuna Silver Mines Inc. (NYSE: FSM) (TSX: FVI) announces that on May 10, 2017, it acquired for a purchase price of C$1.5 million, direct ownership of 5,357,142 units (the “Units”) of Prospero Silver Corp. (“Prospero”), of 510 West Georgia Street, Suite 1800, Vancouver, BC V6B 0M3, at a price of C$0.28 per Unit. Each Unit consists of one common share of Prospero and one warrant (“Warrant”) to purchase an additional common share of Prospero exercisable at a price of C$0.35 per share for three years.

Immediately following this transaction, Fortuna owned 5,357,142 common shares of Prospero, representing 14.91% of the issued and outstanding common shares of Prospero, and 5,357,142 Warrants. Assuming the exercise of the Warrants in full, Fortuna would own 10,714,284 common shares, which would represent 25.95% of the then issued and outstanding common shares of Prospero. However, the warrants have a restriction on exercise such that Fortuna may only exercise at any given time the number of Warrants that will not result in Fortuna owning 20% or more of Prospero’s outstanding common shares, unless and until a resolution approving such exercise of the Warrants has been passed by the shareholders of Prospero in accordance with the applicable rules and policies of the TSX Venture Exchange. Immediately prior to the transaction, Fortuna owned no Common Shares and no Warrants.

The shares were acquired by Fortuna for investment purposes, and depending on market and other conditions, it may from time to time in the future increase or decrease its ownership, control or direction over securities of Prospero through market transactions, private agreements, or otherwise. Fortuna has filed on www.sedar.com a report in accordance with NI 62-103, and a copy of the report may be obtained by contacting Sally Whittall, the Corporate Secretary of Fortuna, at 604-484-4085.

About Fortuna Silver Mines Inc.

Fortuna is a growth oriented, precious metal producer focused on mining opportunities in Latin America. The Company’s primary assets are the Caylloma silver mine in southern Peru, the San Jose silver-gold mine in Mexico and the Lindero gold project in Argentina. The Company is selectively pursuing acquisition opportunities throughout the Americas and in select other areas.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO and Director

Fortuna Silver Mines Inc.

Trading symbols: NYSE: FSM | TSX: FVI

Investor Relations:

Carlos Baca- T (Peru): +51.1.616.6060, ext. 0

Forward looking Statements

This news release contains forward looking statements which constitute “forward looking information” within the meaning of applicable Canadian securities legislation and “forward looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward looking Statements”). All statements included herein, other than statements of historical fact, are Forward looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward looking Statements. The Forward looking Statements in this news release include, without limitation, statements about the resulting ownership by Fortuna of Prospero shares if Fortuna were to exercise its Warrants. Often, but not always, these Forward looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, if the Company will exercise its Warrants and what its resulting ownership of Prospero shares would be upon such exercise; changes in the Company’s plans for its mines and mineral properties; changes in general economic conditions and financial markets; changes in prices for silver and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company’s Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Fortuna believes that the assumptions and expectations reflected in the Forward looking Statements in this news release are reasonable, but no assurance can be given that these expectations will prove to be correct. Forward looking Statements should not be unduly relied upon. These Forward looking Statements speak only as of the date of this news release, and Fortuna will not necessarily update these statements unless required to do so by securities laws.

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